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FILE No. 82-5176

October 4, 2002

Air Mail

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translation of the document which contents were announced by the Company:

- Notice of adjustments to the forecasts of operating results for the business year ending March 31, 2003

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

FILE No. 82-5176

(Translation)

September 26, 2002

Name of the company: Fuji Television Network, Incorporated

Name of the representative: Koichi Murakami
President and Representative Director

Code No.: No. 4676
1st Section, Tokyo Stock Exchange

Inquiries to be directed to: Mr. Takeshi Uhara
General Manager of Accounting Dept.
Tel: 03-5500-8163

Notice on adjustments to the forecasts of operating results for the business year ending March 31, 2003

In accordance with recent changes in operating results, the forecasts of operating results of Fuji Television Network, Incorporated (the "Company") for the business year ending March 31, 2003 (from April 1, 2002 to March 31, 2003), as given at the time of publication of its financial statements on May 23, 2002, are adjusted as described in the following tables:

Description

1. Adjustment to the forecast of operating results for the interim period of the business year ending March 31, 2003 (from April 1, 2002 to September 30, 2002):

(1) Consolidated operating results

(millions of yen, %)

	Net Sales	Recurring Profit	Net Income
Previous forecast (A)	207,500	13,500	5,500
Adjusted forecast (B)	213,100	19,000	8,800
Amount of increase or decrease (B-A)	5,600	5,500	3,300
Rate of increase or decrease (%)	2.7	40.7	60.0
(For reference) Previous results (for the interim period ended September 30, 2001)	220,393	25,132	12,616

(2) Non-consolidated operating results

(million yen)

	Net Sales	Recurring Profit	Net Income
Previous forecast (A)	161,000	13,000	4,000
Adjusted forecast (B)	167,100	19,500	7,900
Amount of increase or decrease (B-A)	6,100	6,500	3,900
Rate of increase or decrease (%)	3.8	50.0	97.5
(For reference) Previous results (for the interim period ended March 31, 2001)	174,932	26,081	13,946

2. Adjustment to the forecast of operating results for the business year ending March 31, 2003 (from April 1, 2002 to March 31, 2003):

(1) Consolidated operating results

(millions of yen, %)

	Net Sales	Recurring Profit	Net Income
Previous forecast (A)	417,500	33,000	15,000
Adjusted forecast (B)	418,500	34,000	15,500
Amount of increase or decrease (B-A)	1,000	1,000	500
Rate of increase or decrease (%)	0.2	3.0	3.3
(For reference) Previous results (for the business year ended March 31, 2002)	436,902	44,694	17,303

(2) Non-consolidated operating results

(millions of yen, %)

	Net Sales	Recurring Profit	Net Income
Previous forecast (A)	322,500	30,500	13,000
Adjusted forecast (B)	323,500	32,500	14,500
Amount of increase or decrease (B-A)	1,000	2,000	1,500
Rate of increase or decrease (%)	0.3	6.6	11.5
(For reference) Previous results (for the business year ended March 31, 2002)	339,965	43,626	18,575

3. Reason for the adjustments:

The TV ads market for the interim period of the current business year has remained under severe pressure since the second half of the previous business year. However, due to our aggressive marketing activities, our TV broadcasting revenues are expected to exceed the forecasts publicized in May this year. Hence, the forecasts for net sales, recurring profit and net income for the interim period of the current business year on both consolidated and non-consolidated bases are adjusted upward as described above.

With regard to the forecasts for the operating results for the whole-year period of the current business year, the TV ads market for the second half of the current business year is expected to recover more slowly than previously forecasted. Hence, the forecasts for net sales, recurring profit and net income for the whole-year period of the current business year are adjusted upward but more modest than those for the interim period of the current business year.

(Note) The above forecasts were calculated based on information available as of the date of publication hereof. Hence, depending on various factors in the future, the actual operating results may be different from these forecasts.

- END -